Simpson Thacher & Bartlett ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694
Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

August 30, 2017

CONFIDENTIAL AND VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Era Anagnosti, Esq., Legal Branch Chief
Mr. Christopher Dunham, Esq., Staff Attorney
Mr. David Irving, Staff Accountant
Mr. Marc Thomas, Staff Accountant

Re:	Qudian Inc.
Draft Registration Statement on Form F-1
Submitted August 7, 2017
CIK No. 0001692705

Ladies and Gentlemen:

On behalf of our client, Qudian Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (together with its subsidiaries, the “Company”), we enclose herewith for submission on a confidential basis with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), a revised draft of the above-referenced draft registration statement on Form F-1 (the “Draft No. 6”).

We enclose herewith five (5) courtesy copies of the Draft No. 6, which has been marked to show changes to the Company’s draft registration statement on Form F-1 confidentially submitted to the Commission on August 7, 2017 (the “August 7 Submission”).

The Company has responded to the comments contained in the comment letter dated August 24 from the Staff (the “Staff”) of the Commission (the “August 24 Comment Letter”) by revising the August 7 Submission or providing explanations in response to the comments. In addition to the amendments made in response to the Staff’s comments, the Company has also revised the August 7 Submission to include (i) its unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2017 and related disclosure; and (ii) other information and data to reflect new developments since the August 7 Submission and update certain other disclosures.

DANIEL FERTIG    ADAM C. FURBER    IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Set forth below are the Company’s responses to the Staff’s comments in the August 24 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Draft No. 6 where the disclosure addressing a particular comment appears.

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General

1.	We note your written communications presented to potential investors in reliance on Section 5(d) of the Securities Act contain overly broad disclaimers as to the “accuracy, completeness or correctness of the information” contained therein. If you use any such materials going forward, please revise any disclaimers therein consistent with Sections 12(a) and 14 of the Securities Act and Rule 10b-5 of the Exchange Act.

The Company acknowledges the Staff’s comment and will revise the referenced disclaimer if such material is used in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 98

2.	We note your response to comment 4. In order to provide readers in MD&A with clearer disclosure regarding your funding options that are critical to understanding your business, please revise your next amendment to include a statement in MD&A referencing the in-depth discussion of funding options currently discussed in the ‘Business’ section on pages 162-167.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 103, 110 and 128 of the Draft No. 6.

Consolidated Statements of Comprehensive (Loss)/Income, page F-7 and F-72

3.	Please revise to disclose net interest income (expense) and the provision for loan losses after total operating revenues and before operating costs and expenses. In addition, add a line item which totals “net interest income (expense) and the loan the loss provision” before arriving at “net revenues” before operating expenses. Similar disclosures should be presented consistently throughout the document.

The Company respectfully advises the Staff that it believes such presentation in its consolidated statements of comprehensive income may be misleading to investors.

The Company believes that such presentation may lead investors to view the Company’s business as being similar to those of a bank holding company or a bank. The Company is neither a bank holding company nor a bank. The Company and its subsidiaries and variable interest entities (“VIEs”) are not: (i) considered as banks in accordance with PRC laws and regulations, (ii) regulated as banks by the PRC Central Banking Regulatory Commission or (iii) subject to any capital adequacy requirements. The Company does not take deposits and does not operate its business based on a traditional banking business model by pricing loans over an interest rate spread on top of the depository funding cost. Instead, the Company focuses on facilitating credit drawdowns by borrowers through different funding arrangements with various institutional funding partners. The credit drawdowns facilitated by the Company are increasingly funded either directly or indirectly by the institutional funding partners, as compared to funding credit drawdowns with its own capital. Furthermore, the Company also provides merchandise credit products that enable borrowers to finance their direct purchases of merchandise offered on the Company’s marketplace. In addition to recognizing financing income and loan facilitation income for facilitating credit drawdowns, the Company also recognizes sales commission fees from merchandise suppliers in connection with its merchandise credit products, which is a common type of revenue for e-commerce companies. Going forward, the Company intends to further increase the proportion of credit drawdowns funded directly by institutional funding partners, as well as the proportion of its revenue from merchandise credit products, including sales commission fees. By presenting its consolidated statements of comprehensive income in a manner similar to a bank holding company or a bank, investors may instead perceive that the Company’s business in the future is moving closer to the business model of a bank holding company or a bank. As such, the Company believes the existing presentation of its consolidated statements of comprehensive income is more consistent with its business operations as a technology company utilizing big data to provide more accessible small credit services to underserved borrowers through its platform.

Notes to the Consolidated Financial Statements

Summary of Significant Accounting Policies

Allowance for Loan Principal and Financing Service Fee Receivables, Page F-22

4.	We note your response to comment 5. Given the distribution of loans 180 days past due, it does not appear that you are charging off uncollectible loans appropriately in accordance with ASC 310-10-35-41. Please re-evaluate your accounting policy for loans 180 days past due and make any necessary charge-offs and provisions for loan losses. Also, please revisit your charge-off policy and make the necessary revisions to ensure that you are charging off past due loans in the period in which they become uncollectible.

The Company respectfully advises the Staff that the Company applies a consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20. In addition, because of the volume of the transactions, it is not practicable to individually identify whether a specific loan is impaired. Consequently, the Company calculates its provision for loan losses on a portfolio basis based on delinquency of the entire portfolio of loans stratified into different time buckets using the roll rate-based model.

For the detailed application of the roll rate-based model, please refer to the disclosure on pages F-22 and F-23 of the Draft No. 6.

In addition, the Company adjusts the allowance that is determined by the roll rate-based model for various Chinese macroeconomic factors, e.g., gross-domestic product growth rates, per capita disposable income, interest rates and consumer price indexes.

The roll rate model is applied for all outstanding loan balance, including both the nonaccrual loans which are defined as those loans delinquent over 90 days, and also the accrual loans below 90 days (including the delinquency stages of current, 1-30 days past due, 31-60 days past due, and 61-90 days past due). Therefore, the provision for loan loss also includes incurred losses from new loans that are in accrual status. Additionally, the latest incurred loss experience on new loans that are in accrual status are also captured into the roll rate-based model. The allowances related to the nonaccrual and accrual loans as of each period end are set forth in the table below:

	As of December 31, 2015	As of December 31, 2016	As of June 30, 2017
	(in thousand)
Nonaccrual loan principal	23,637	87,745	178,891
Allowance for nonaccrual loan principal	22,174	78,119	159,729

	As of December 31, 2015	As of December 31, 2016	As of June 30, 2017
	(in thousand)
Accrual loan principal and financing service fee receivables	2,249,536	4,989,855	9,531,197
Current	2,229,431	4,877,508	9,400,587
1-30 days	10,739	76,684	75,926
31-60 days	4,889	20,305	30,481
61-90 days	4,477	15,358	24,203
Allowance for accrual loan principal and financing service fee receivables	24,035	84,969	100,362
Current	11,562	24,059	30,178
1-30 days	5,031	33,850	30,922
31-60 days	3,706	14,780	21,063
61-90 days	3,736	12,280	18,199

The Company further respectfully advises the Staff that its charge-off policy is prepared in accordance with ASC 310-10-35-41 and by reference to the PRC regulations applicable to online small credit companies. Except for instances of death of borrower or fraud, the Company may not charge off loans 180 days overdue without the requisite evidence of its collection efforts such as reaching the maximum threshold number of multiple attempts to contact the borrowers. Such evidence also needs to be properly recorded by the Company.

The Company further respectfully advises the Staff that delinquent loans are subject to the Company’s collection efforts in different degrees depending on the facts and circumstances such as the severity of delinquency. Automatic reminders through text and instant messages are sent to a delinquent borrower as soon as the collections process commences. If the payment is still outstanding after these reminders, the Company’s collection system will initiate automated voice calls. In the event such efforts remain unsuccessful, the Company’s collection team will make phone calls and disclose such delinquency to Zhima Credit if a payment is more than 20 calendar days past due. The Company’s policies require at least four attempts to reach delinquent borrowers by phone. If the phone number provided by a borrower is no longer valid, the Company will seek to identify a valid phone number by utilizing online search engines to find a phone number associated with the name, address or other information provided by the borrower. For larger amounts past due, the Company may also conduct in-person visits.

The Company further respectfully advises the Staff that it aims to reduce bad debts by utilizing and enhancing its credit assessment system rather than relying on collection efforts to maintain healthy credit performances. While the Company’s business has expanded significantly, the size of its collection team remains relatively small. As such, the Company has commenced but not completed the requisite collection efforts for a significant amount of loans 180 days overdue. None of the amounts charged off in the Company’s historical financial statements relate to the completion of the Company’s collection efforts for loans 180 days overdue. Substantially all of such amounts relate to instances of fraud, and only immaterial amounts relate to death of borrower. As the Company establishes evidence of the requisite collection efforts, it expects to charge off a significant portion of loans 180 days overdue starting from the third quarter of 2017.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42, 107 and 176 of the Draft No. 6.

Audited Consolidated Balance Sheet as of December 31, 2016 and Unaudited Interim Condensed Consolidated Balance Sheet as of March 31, 2017, page F-66

5.	Please revise to present a pro forma balance sheet column alongside the historical balance sheet which reflects the conversion of the convertible redeemable preferred shares into Class A and B ordinary shares in conjunction with the IPO.

The Company respectfully advises the Staff that the relevant disclosures can be found on pages F-6 and F-71 of the Draft No. 6.

6.	In addition, please revise to include pro forma earnings per share for the latest fiscal year and interim period giving effect to the conversion.

The Company respectfully advises the Staff that the relevant disclosures can be found on pages F-8 and F-73 of the Draft No. 6.

Funding Provided Directly by Institutional Funding Partners, page 163

7.	We note your response to comment 43 in the letter dated July 13, 2017, that the consumer finance company releases the funds directly to the borrower’s Alipay account for cash credit loans and to you for merchandise credit loans. We also note your disclosure that the borrower makes repayments directly to the consumer finance company and they deduct the principal and fees due to them from the repayment and then remits the remainder to you. The diagram on page 163 further depicts the flow of funds as being directly between the bank and the borrower even though the merchandise credit loan funds flow through you. Based on this information, please clarify whether the collection account and funding account on page 163 are Alipay accounts. If so, please address the following:

•	Who sets up the Alipay account(s), the name on those account(s) and who has legal right to the cash in the account(s);

The Company respectfully advises the Staff that the collection account and funding account on page 164 of the Draft No. 6 are Alipay accounts. The Alipay accounts were set up and owned by the consumer finance company. The Company only provided assistance to the consumer finance company to facilitate their set up process and helped to coordinate with Alipay. The consumer finance company’s name is on the Alipay account. The cash in the Alipay accounts is the sole property of the consumer finance company and, as such, the consumer finance company has the legal right to the cash in their Alipay accounts. Therefore, the cash in the consumer finance company’s Alipay account is legally isolated from the Company and its creditors in the event of the Company’s bankruptcy.

•	Who controls the daily activity of the account(s) including authorization of transfers in and out to fund a loan or to transfer the loan repayments to the consumer finance company’s corporate bank account and your fees; and

The Company respectfully advises the Staff that the consumer finance company controls the daily activities of its Alipay accounts, including authorization of transfers in and out to fund a loan or to transfer the loan repayments to the consumer finance company’s corporate bank account and the Company’s fees to the Company’s corporate bank accounts. The Company does not have the ability to exercise any control over these Alipay accounts and therefore cannot instruct, control, authorize or initiate any transfers of funds in these Alipay accounts.

•	Whether any cash flows received by you or your Alipay account are ever received directly from the borrower, i.e. do you ever hold cash related to the loans and the cooperation agreement in your corporate bank account.

The Company respectfully advises the Staff that no cash is received directly from the borrowers by the Company or the Company’s Alipay accounts. As indicated in our response to comment 43 in our letter dated July 27, 2017, for both cash credit and merchandise credit loans, the borrower is obligated to repay directly to the consumer finance company.

8.	You disclose that the amount the consumer finance company remits to you is for your loan facilitation fees. We further note both Article 2 of the Personal Consumption Loan Contract and Article 4 of the Cooperation Agreement, both with the consumer finance company, which agreements were supplementally provided to staff on May 5, 2017, describe fees the consumer finance company pays you. Please clarify for us whether you receive both the fee in the Personal Consumption Loan Contract and the Cooperation Agreement from the consumer finance company as part of your September 2016 arrangement. In addition, clarify when the fees are paid, i.e. timing, whether the fees are paid gross or net of the guarantee you provide, and how the fees are paid, e.g. corporate bank account to corporate bank account vs consumer finance company Alipay account.

The Company respectfully advises the Staff that the amount the consumer finance company remits to the Company is for loan facilitation services and post origination services. The fee described in Article 2 of the Personal Consumption Loan Contract and the fee described in Article 4 of the Cooperation Agreement are referring to the same fee and not paid separately. They are presented differently to the borrowers and the consumer finance company for their ease of understanding. Borrowers can more easily understand the fee rate as a percentage of their loan principal. Such percentage fee rate described in Article 2 of the Personal Consumption Loan Contract is calculated based on Article 4 of the Cooperation Agreement, and we have provided an illustrative example in our response to the Staff’s comment 9 below that reconciles the fee calculated pursuant to Article 4 of the Cooperation Agreement to the fee rate described in Article 2 of the Personal Consumption Loan Contract. The fees are received on a monthly basis from the consumer finance company, net of payments required to be made to the consumer finance company pursuant to the guarantee provided by the Company in the Cooperation Agreement. The fees are remitted from the consumer finance company’s corporate bank account to the Company’s corporate bank account.

9.	Please provide us an example calculation of the Article 4 fee structure in the Cooperation Agreement to demonstrate how the terms are applied. To the extent that the Company is entitled to additional fees in accordance with Article 2 of the Personal Consumption Loan Contract as requested above, please illustrate the impact within your example.

The Company respectfully advises the Staff that the requested information is set forth in the table below.

An illustrative example to reconcile the fee described in Article 2 of the Personal Consumption Loan Contract and Article 4 of the Cooperation Agreement.

According to Article 4 of the Cooperation Agreement:

Total effective interest rate (“EIR”) (annually)	EIR to the consumer finance company (annually)
0%-18% (18% included)	10%
18%-24% (24% included)	13%
24%-30% (30% included)	17%
30%-33% (33% included)	18%
>33%	20%

	RMB	Note
Loan principal	2,819.71	a
Installment period (months)	12
Total EIR (annually)	18%
EIR to the consumer finance company (annually)	10%
Monthly instalment amount calculated by total EIR (18%) from the borrower	258.51	b
Monthly instalment amount calculated by EIR (10%) allocated to the consumer finance company	247.90	c
Monthly service fee allocated to the Company	10.61	d=b-c
Monthly service fee rate to the Company calculated by the loan principal presented to the borrower	0.4%	e=d/a

As the Total EIR is 18%, the EIR to the consumer finance company is 10%. According to the calculation above, the monthly service fee rate to the Company is 0.4%, which is the service fee mentioned in Article 2 of the Personal Consumption Loan Contract as presented differently for the ease of the borrower’s understanding. As both the absolute amount and percentage fee presented to the consumer finance company and the borrower, respectively, are one and the same, the Company is not entitled to any additional fees in accordance with Article 2 of the Personal Consumption Loan Contract.

10.	As it relates to the fee structure described in Article 4 of the Cooperation Agreement supplementally provided on May 5, 2017, please tell us whether the funds paid to you are held in your corporate bank account where you can use the funds for daily expenses or if you restrict them to use for the guarantee. In addition, tell us whether there are any scenarios where you would be required to make a payment to the consumer finance entity in excess of the total cash flows received from the borrower or are the fees structured to limit the potential payout to the consumer finance entity to an amount less than the cash flows collected from the borrower in all scenarios.

The Company respectfully advises the Staff that the Company can use the funds for daily expenses and there are no restrictions. There are scenarios whereby the Company would be required to make a payment to the consumer finance company in excess of the total cash flows received from the borrower. For example, in the event of default by the borrower, the actual cash flows the consumer finance company collected from the borrower may be less than the Company’s payment to the consumer finance company from the guarantee provided by the Company on the portfolio of delinquent loans.

11.	We also note from your response to comment 43 in the July 13, 2017 letter that the consumer finance company has the ability to sell or pledge the loans without your consent because it has the legal title of the loans and therefore has the ability to sell or pledge the loans under PRC laws. Based on the legal terms of the agreement with the consumer finance company, please address the following:

•	Tell us whether you remain as the servicer in the event that the consumer finance company sells or pledges the loan or whether the new owner of the loan has the authority to assign another servicer.

The Company respectfully advises the Staff that the Company remains as the servicer in the event that the consumer finance company sells or pledges the loan. The new owner has no authority to assign the servicing to another servicer.

•	Does the guarantee provided by you also transfer to the subsequent holder of the loan upon sale or transfer by the consumer finance entity?

The Company respectfully advises the Staff that the guarantee provided by the Company does not transfer to the subsequent holder of the loan upon sale or transfer by the consumer finance company.

•	Does the consumer financing entity have the ability to remove or replace you as servicer of the loans ever? If so, is that right unilateral or does it require consent by you?

The Company respectfully advises the Staff that the consumer finance company does not have the ability to remove or replace the Company as servicer of the loans unless such changes are mutually agreed by both the consumer finance company and the Company.

12.	Please tell us whether your rights under the fee share arrangement are linked or tied to your performance as loan servicer or any other performance obligations under the agreement. In the event of a sale or transfer of the loan by the consumer finance entity or change in servicer, are there any changes or accelerated payments made to you by the consumer finance entity under the fee share arrangement?

The Company respectfully advises the Staff that the Company’s rights under the fee share arrangement are linked and tied to the Company’s performance as loan servicer under the agreement. In the event of a sale or transfer of the loan by the consumer finance company or change in servicer, there are no changes nor accelerated payments made to the Company by the consumer finance company under the fee share arrangement unless such changes are mutually agreed by both the consumer finance company and the Company.

13.	We note your responses to comment 58 of the March 23, 2017 letter and comment 43 in the July 13, 2017 letter. You state that you are entitled to an initial intermediary fee and recurring service fee. We further note from your multiple element revenue recognition policy on page F-21 that the consumer finance company will remit the fees to you on a periodic basis, but there are two deliverables provided, that is loan facilitation services and post origination. Please clarify how your revenue recognition policy works based on Article 4 of the Cooperation Agreement, e.g. are there two fees that are being allocated to deliverables or one fee being allocated to deliverables.

The Company respectfully advises the Staff that the initial intermediary fee and the recurring service fee constitutes one entire fee that the Company will receive from the facilitation of the transactions originated by the consumer finance company based on Article 4 of the Cooperation Agreement to be allocated to the deliverables. The entire fee is first allocated to the guarantee liability equaling to the fair value of the guarantee liability at the inception date in accordance with ASC605-25-30-4 because the guarantee liability represents a derivative that is required to be recorded at fair value under ASC815 as discussed in the Company’s response letter dated July 27, 2017 to comment 43 in the Staff’s comment letter dated June 30, 2017.

The remaining fees are then allocated to the two deliverables, the loan facilitation services and the post origination services. Even though the relative fair value of the post origination services represents less than 5% of the remaining fees, the amount of the remaining fees that is allocated to delivered unit of accounting, namely, the loan facilitation services, is limited to the initial intermediary fee received, net of the amount allocated to the fair value of the guarantee at inception date in accordance with ASC605-25-30-5 because the receipt of the recurring service fees from the consumer finance company is contingent on the Company’s subsequent delivery of the post origination services. The recurring service fee is then recognized as the post origination services are provided over the contractual period.

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If you have any question regarding the Draft No. 6, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Min Luo, Chairman and Chief Executive Officer

Carl Yeung, Chief Financial Officer

Qudian Inc.

Daniel Fertig

David Lee

Simpson Thacher & Bartlett

David Zhang

Benjamin Su

Steve Lin

Kirkland & Ellis LLP

Ron Yan

Ernst & Young Hua Ming LLP